GREENBOX POS

8880 RIO SAN DIEGO DRIVE, SUITE 102

SAN DIEGO, CALIFORNIA 92108

July 6, 2020

Bill Thompson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GreenBox POS

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed May 15, 2020

Form 10-Q for the Quarterly Period Ended March 31, 2020

Filed May 28, 2020

File No. 1-34294

Dear Mr. Thompson,

By letter dated June 16, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided GreenBox POS (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for the Fiscal Year ended December 31, 2019 filed on May 15, 2020 and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2020 filed on May 28, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

1.      Please revise to describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income or loss from continuing operations and, in each case, indicate the extent to which income or loss was so affected. In addition, please describe any other significant components of revenues or expenses that in your judgment, should be described in order to understand your results of operations. Please also describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income or loss from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases), disclose the change in the relationship. Finally, to the extent that the financial statements disclose material increases in revenues, provide a narrative discussion of the

Bill Thompson

U.S. Securities and Exchange Commission

July 6, 2020

extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Your discussion and analysis of results of operations should be presented through the eyes of management, describe the factors causing material changes in revenues and expenses and provide such other information that you believe is necessary to an understanding of your results of operations.

Response: In the fourth quarter of 2019, the Company resolved to invest in the research and development of key technology components, including its acquiring platform, and the development and launch of additional technologies, including a new payout in cryptocurrency and a FOREX platform. During the process of retiring its older platforms and the implementation of the new ones, the Company slowed down its processing bandwidth, and by doing so decreased its revenues from operations during the quarter discussed. Similar impact was observed during the first quarter of 2020, as was reported by the Company in the 10-Q for the Quarterly Period ended March 31, 2020. In the future filings, we will incorporate your comments.

Liquidity and Capital Resources, page 14

2.      Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. When a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also, please identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. In addition, please describe material commitments for capital expenditures as of the end of the latest year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

Finally, describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.

Response: As described in the answer to comment 1, the Company resolved to invest in new technologies during the fourth quarter of 2019 and the first quarter of 2020. To finance these investments, the Company engaged with several commercial lenders known to the Company and with previous relationships with the Company, and borrowed the funds needed to bridge the reduction in income and the increased expenditure. These loans have now (June 2020) all been repaid and retired, and the Company anticipates it will return to positive cash flow from operations during the second quarter of 2020 and beyond. Moving forward, the Company does plan on securing a significant equity investment and has recently engaged with an investment bank for this purpose.

We also advise the Staff that the Company’s products and services do not suffer from seasonality and revenues increase consistently, with the exception of the planned decline discussed earlier during the fourth quarter of 2019 and the first quarter of 2020. Lastly, the Company saw its business shift for certain of its clients during the initial stages of the global pandemic, but new

Bill Thompson

U.S. Securities and Exchange Commission

July 6, 2020

avenues presented during the brunt of the pandemic’s impact more than compensated for the clients witnessing declining business. In the future filings, we will incorporate your comments.

Consolidated Statements of Operations, page F-9

3.      Please separately disclose net revenues from the sale of tangible products and revenues from services. Please refer to Rule 5-03.1 of Regulation S-X.

Response: Approximately more than 90% of the Company’s revenues is derived from processing fees as compared to commissions and other fees. We do not believe other revenues are material enough to necessitate providing separate disclosure of such revenues in our revenue presentation. If we believe that other revenues are material to total net revenue, we will separately disclose net revenues from the sale of tangible products and revenues from services.

4.      Please separately disclose cost of tangible products sold and costs of services as required by Rule 5-03.2 of Regulation S-X. In addition, please disclose the nature of the specific cost items classified as cost of revenues in the notes to the financial statements.

Response: Approximately more than 90% of the Company’s revenues is derived from processing fees as compared to commissions and other fees. We do not believe other revenues are material enough to necessitate providing separate disclosure of such revenues in our revenue presentation. If we believe that other revenues are material to total net revenue, we will separately disclose cost of tangible products sold and costs of services.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Restatement, page F-7

5.      We reviewed your response to comment 4. Since you did not provide the disclosures required by ASC 250-10-50-7 in your financial statements included in the Amended Form 10-K for the year ended December 31, 2018 and labeled the 2018 balance sheet included in the 2019 Form 10-K as “Restated,” please revise to provide the required disclosures. Please refer to ASC 250-10-50-7.

Response: The restatement disclosure included in the 10-K adequately disclosed the reason for the restatement but did not include the pro formas. The inadequacy of the pro formas does not change the financial statements included in the 10-K.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

6.      We reviewed the revisions to your disclosure in response to comment 3. Please revise to disaggregate revenues recognized from contracts with customers into categories that depict how

Bill Thompson

U.S. Securities and Exchange Commission

July 6, 2020

the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Please refer to ASC 606-10-50-5.

Response: Approximately more than 90% of the Company’s revenues is derived from processing fees as compared to commissions and other fees. We do not believe other revenues are material enough to necessitate providing disaggregated revenue analysis into categories as other revenues such as commissions and other fees. If we believe that other revenues are material to total net revenue, we will adequately address the requirement under ASC 606-10-50-5.

Accounts Receivable and Allowance for Doubtful Accounts, page F-10

7.      Please explain to us the factors accounting for the significant allowance for bad debts at December 31, 2019. If the significant allowance is attributable to your decision to absorb all chargebacks, please disclose that fact and the primary reasons for the chargebacks.

Response: The allowance for bad debt for accounts receivables of $5,665,031 was incorrectly disclosed. The amount should be zero. The error in the disclosure does not change our balance sheet or statements of operations and cash flows as of and for the year ended December 31, 2019.

Accounts Receivable from Fines and Fees from Merchants, page F-10

8.      You disclose that fines and penalties charged to merchants is a normal course of business. As such, please tell us your basis for classifying merchant fines and penalty income as other (income) expense.

Response: The merchant fines and penalties related to the amount disclosed in other (income) expense was an unusual event for one customer. Because the amount was large and was a one- time event that resulted in this transaction, management believed that this was not in the normal course of business and presented the amount in other (income) expense.

4. Settlement Processing, page F-14

9.      Please explain to us what the allowance for uncollectable - hold and fees represents and why the allowance differs from the amounts disclosed in the consolidated balance sheets.

Response: The allowance for bad debt for accounts receivables of $5,665,031 was incorrectly disclosed. The amount should be zero. The error in the disclosure does not change our balance sheet or statements of operations and cash flows as of and for the year ended December 31, 2019.

Bill Thompson

U.S. Securities and Exchange Commission

July 6, 2020

5. Cash Due from Gateways, page F-15

10.     The allowance for uncollectable - hold and fees is less that the amount of the allowance disclosed in note 4 and the difference appears to represent the amount of restricted cash at the end of the year. Please revise so the tabular presentation at December 31, 2019 is comparable to the presentation at December 31, 2018.

Response: The purpose of the schedule in Note 4 was to show the reconciliation between (a) the assets related to settlement processing assets and (b) the settlement processing liabilities which should equal each other. The amount of $5,587,333 referred as allowance for uncollectable hold and fees is incorrect and should be $4,824,223. The amount of $5,587,333 should have been broken down as $4,824,223 as the allowance for uncollectable hold and fees and $763,110 as cash held for settlement. This error in the disclosure did not have any impact on our balance sheet or statements of operations and cash flows as of and for the year ended December 31, 2019 and 2018. We will correct this presentation error in our future filings.

10. Derivative Liability, page F-19

11.      Please disclose the inputs used to arrive at the fair value of the embedded conversion option and the warrants, including judgments and assumptions made as required by ASC 820-10-50-1Ca. In addition, please include a reconciliation from the opening balances to the closing balances, disclosing separately changes during the periods attributable to (1) total gains or losses for the periods recognized in earnings, and the line item(s) in the statement of operations in which those gains or losses are recognized and (2) issues and settlements. Please refer to ASC 820-10-50-1Ec1.

Response: The valuation inputs used to arrive at the fair value of the embedded conversion option was as follows: Risk-Free Interest rate 2.75%, Expected Term 1.5 years, Expected Volatility 204.41%, and Expected dividend yield of 0%. We will disclose this required input disclosure in our next filings.

Note 14. Exclusive Licensing Agreement - MTrac, page F-24

12.      We read your response to prior comment 10 and note that you earned $360,000 in Licensing Revenue in 2018. Please reconcile this amount to the $450,000 presented in the Statements of Consolidated Operations in the 2018 10-K/A filed February 7, 2020. In addition, please explain how you accounted for the $90,000 payment that was subject to reimbursement.

Response: Total revenue recognized in 2018 was $360,000 and not $450,000. The $90,000 was recognized as revenue in 2018 and is included in the $360,000 in revenue recognized in 2018.

15. Commitments and Contingencies

Operating Leases, page F-26

Bill Thompson

U.S. Securities and Exchange Commission

July 6, 2020

13.      Please tell us your consideration of the disclosures in ASC 842-20-50-8 and 9.

Response: The Company did not have any short-term leases and as a result, ASC 842-20-50-8 does not apply. The Company did not have non-lease components as required under 842-20-50-9 and 42-10-15-37, therefore, the Company is not required to disclose its accounting policy election and which class or classes of underlying assets it has elected to apply the practical expedient.

Form 10-Q for the Quarterly Period Ended March 31, 2020

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Recently Issued Accounting Updates, page 12

14.      It appears that you should have adopted ASU 2018-03 and ASU 2018-15 as of January 1, 2020. Please advise.

Response: The adoption of ASU 2018-15 had no impact on the financial statements as of and for the quarter ended March 31, 2020 as the Company did not have any intangible assets and Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The adoption of ASU 2018-03 had no impact on the financial statements as of and for the quarter ended March 31, 2020 as the Company did not have any equity investments, other comprehensive items, and other items that would impact the Company’s financial statements. In our future filings, we will disclose such adoption and the impact.

Bill Thompson

U.S. Securities and Exchange Commission

July 6, 2020

General

15.      Please address the above comments on Form 10-K to the extent applicable.

Response: As discussed in our responses to comments 1 through 13, we do not believe an Amendment to Form 10-K is necessary.

Thank you for your assistance in reviewing these filings.

Very Truly Yours,

/s/ Fredi Nisan

Fredi Nisan

Chief Executive Officer

GreenBox POS

8880 Rio San Diego Drive, Suite 102

San Diego, California 92108